UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Inspirato Incorporated

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45791E107

(CUSIP Number)

February 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E107	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Millennium Technology Value Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,026,050 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,026,050 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,026,050 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (3)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents (i) 213,277 shares of Class A Common Stock and (ii) 3,812,773 Common Units of Inspirato, LLC held directly by Millennium Technology Value Partners II, L.P.
(2)

Common Units of Inspirato, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis at the option of the holder (for which the Issuer may substitute cash). At the time of any such exchange, an equal number of shares of the Class V Common Stock of the Issuer held by the Reporting Persons, which have no economic value, are cancelled.

(3)

The percent of class was calculated based on (i) 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022, plus (ii) 3,812,773 Common Units of Inspirato, LLC (and the shares of the Issuer’s Class V Common Stock relating thereto) held by the Reporting Person as of February 11, 2022, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 45791E107	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Millennium Technology Value Partners II-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,795,639 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,795,639 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,795,639 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8% (3)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents (i) 1,771,668 shares of Class A Common Stock and (ii) 23,971 Common Units of Inspirato, LLC held directly by Millennium Technology Value Partners II-A, L.P.
(2)

Common Units of Inspirato, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis at the option of the holder (for which the Issuer may substitute cash). At the time of any such exchange, an equal number of shares of the Class V Common Stock of the Issuer held by the Reporting Persons, which have no economic value, are cancelled.

(3)

The percent of class was calculated based on (i) 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022, plus (ii) 23,971 Common Units of Inspirato, LLC (and the shares of the Issuer’s Class V Common Stock relating thereto) held by the Reporting Person as of February 11, 2022, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 45791E107	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Millennium Technology Value Partners II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,821,689 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,821,689 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,821,689 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5% (3)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 1,984,945 shares of Class A Common Stock and (ii) 3,836,744 Common Units of Inspirato, LLC held directly by Millennium Technology Value Partners II, L.P. and Millennium Technology Value Partners II-A, L.P.

(2)

Common Units of Inspirato, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis at the option of the holder (for which the Issuer may substitute cash). At the time of any such exchange, an equal number of shares of the Class V Common Stock of the Issuer held by the Reporting Persons, which have no economic value, are cancelled.

(3)

The percent of class was calculated based on (i) 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022, plus (ii) 3,836,744 Common Units of Inspirato, LLC (and the shares of the Issuer’s Class V Common Stock relating thereto) held by the Reporting Person as of February 11, 2022, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 45791E107	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Millennium TVP II (UGP), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,821,689 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,821,689 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,821,689 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5% (3)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 1,984,945 shares of Class A Common Stock and (ii) 3,836,744 Common Units of Inspirato, LLC held directly by Millennium Technology Value Partners II, L.P. and Millennium Technology Value Partners II-A, L.P.

(2)

Common Units of Inspirato, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis at the option of the holder (for which the Issuer may substitute cash). At the time of any such exchange, an equal number of shares of the Class V Common Stock of the Issuer held by the Reporting Persons, which have no economic value, are cancelled.

(3)

The percent of class was calculated based on (i) 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022, plus (ii) 3,836,744 Common Units of Inspirato, LLC (and the shares of the Issuer’s Class V Common Stock relating thereto) held by the Reporting Person as of February 11, 2022, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 45791E107	SCHEDULE 13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Samuel L. Schwerin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,821,689 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,821,689 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,821,689 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5% (3)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 1,984,945 shares of Class A Common Stock and (ii) 3,836,744 Common Units of Inspirato, LLC held directly by Millennium Technology Value Partners II, L.P. and Millennium Technology Value Partners II-A, L.P.

(2)

Common Units of Inspirato, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis at the option of the holder (for which the Issuer may substitute cash). At the time of any such exchange, an equal number of shares of the Class V Common Stock of the Issuer held by the Reporting Persons, which have no economic value, are cancelled.

(3)

The percent of class was calculated based on (i) 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022, plus (ii) 3,836,744 Common Units of Inspirato, LLC (and the shares of the Issuer’s Class V Common Stock relating thereto) held by the Reporting Person as of February 11, 2022, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 45791E107	SCHEDULE 13G	Page 7 of 9 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Inspirato Incorporated (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

1544 Wazee Street Denver, Colorado 80202

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Millennium Technology Value Partners II, L.P. (“Millennium II”).

(ii)  Millennium Technology Value Partners II-A, L.P. (“Millennium II-A” and together with Millennium II, the “Millennium II Funds”).

(iii)  Millennium Technology Value Partners II GP, L.P. (“Millennium II GP”).

(iv) Millennium TVP II (UGP), LLC (“Millennium II UGP”).

(v)   Samuel L. Schwerin.

Millennium II GP is the general partner of the Millennium II Funds. Millennium II UGP is the general partner of Millennium II GP. Mr. Schwerin is the manager and sole equity holder of Millennium II UGP.

Each of the Millennium II Funds, Millennium II GP and Millennium II UGP are incorporated under the laws of Delaware. Mr. Schwerin is a citizen of the United States of America. The address of the principal office of the Reporting Persons is 60 East 42nd St., Ste. 2137, New York, NY 10165.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

	(e)	CUSIP Number: 45791E107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

	(a) —(c)	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 45791E107	SCHEDULE 13G	Page 8 of 9 Pages

	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Class A Common Stock Outstanding
Millennium II	4,026,050	4,026,050	—	4,026,050	—	7.9%
Millennium II-A	1,795,639	1,795,639	—	1,795,639	—	3.8%
Millennium II GP	5,821,689	5,821,689	—	5,821,689	—	11.5%
Millennium II UGP	5,821,689	5,821,689	—	5,821,689	—	11.5%
Samuel L. Schwerin	5,821,689	5,821,689	—	5,821,689	—	11.5%

The percent of class was calculated based on (i) 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022, plus (ii) the Common Units of Inspirato, LLC (and the shares of the Issuer’s Class V Common Stock relating thereto) held by the Reporting Person as of February 11, 2022, which are treated as converted into Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 45791E107	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2022

MILLENNIUM TECHNOLOGY VALUE PARTNERS II, L.P.

By: Millennium Technology Value Partners II GP, L.P.
By: Millennium TVP II (UGP), LLC

/s/ Samuel L. Schwerin
Name: Samuel L. Schwerin Title: Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS II-A, L.P.

By: Millennium Technology Value Partners II GP, L.P.
By: Millennium TVP II (UGP), LLC

/s/ Samuel L. Schwerin
Name: Samuel L. Schwerin Title: Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS II GP, L.P.

By: Millennium TVP II (UGP), LLC

/s/ Samuel L. Schwerin
Name: Samuel L. Schwerin Title: Manager

MILLENNIUM TVP II (UGP), LLC

/s/ Samuel L. Schwerin
Name: Samuel L. Schwerin Title: Manager

/s/ Samuel L. Schwerin
SAMUEL L. SCHWERIN